UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

PART I

NOTIFICATION

This Form 1-K is to provide an [X] Annual Report OR [  ] Special Financial Report

for the fiscal year ended 12/31/2020

FAST CASUAL CONCEPTS INC.

(Exact Name of Registrant as Specified in its Charter)

Wyoming	834100110
(State or other jurisdiction	(IRS Employer
of Incorporation)	Identification Number)

141 Amsterdam Rd.,

Grove City, PA 16127

(Address of Principal Executive Offices)

801-871-5225

Common Stock

Title of each class of securities issued pursuant to Regulation A

Common Stock, par value $0.001

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-K unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box [  ] and leave the rest of Part I blank.

Not applicable

Item 1 Business

Fast Casual Concepts, Inc. is a holding Company for distinctly-branded fast casual restaurants, including: Holy Cow Burgers and Ice Cream, Independent Taco, Third Eye Pies and others in the planning stages. Although the concept of fast casual originated in the United States in the 1990’s, it did not become mainstream until late 2000’s/early 2010’s. During the economic recession that began in 2007, the category of fast casual dining saw increased sales to the 18 – 34-year-old demographic. This demographic group has limited disposable spending for meals, so they tend to choose fast casual since it is perceived as healthier. A fast casual restaurant offers higher quality food than fast food restaurants, with fewer frozen or processed ingredients, but it does not provide full table service. It is an intermediate concept between fast food and casual dining, and usually priced accordingly.

Fast casual restaurants meet the following criteria:

1.	Limited-service or self-service format
2.	Average meal price between $8 and $15
3.	Made-to-order food with more complex flavors than fast food restaurants
4.	Upscale, unique or highly developed décor
5.	Most often will not have a drive thru

Fast Casual Concepts plans to open Company-owned restaurants to validate performance, before offering franchise opportunities to qualified buyers. The three restaurants are an answer to the increasing dining demand of millennials. They (1) want value for everything that they purchase, (2) will not accept anything that does not meet their expectations, and (3) want a pleasant dining experience in a socially comfortable environment. The three food sectors: burgers, tacos, and pizza are cuisines that millennials want to eat, and Fast Casual Concepts will operate the restaurants they want to patronize.

In today’s highly competitive environment, it is becoming increasingly more difficult to differentiate one restaurant concept from another. Fast Casual Concepts will do this by offering entrees made with fresh ingredients. The food will be prepared daily on the premises and seasoned to perfection. The grills and ovens in our restaurants will be out in the open and loaded with burgers, taco meat, and pizzas. With our high-quality, streamlined menu, diners will receive their food quickly and piping hot. We believe that fresh ingredients produce the high-quality products that today’s health-conscious consumer’s desire.

This business plan presents our vision and strategic plan to offer fast casual dining to our target market segments—the 18-34 year-old and position the brand for successful franchising in the future. This plan includes the restaurants, market strategy, investment requirements, financial forecasts, management team, and franchisee recruitment.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-looking Statements

Statements made in this Annual Report which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may," "would," "could," "should," "expects," "projects," "anticipates," "believes," "estimates," "plans," "intends," "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, international gold prices, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Results of Operations

For The Year Ended December 31, 2020 Compared to the period from Inception on March 23, 2019 through December 31

Revenues

We had $1,038,569 in revenues from food and beverage sales at our four stores during the year ended December 31, 2020 and $130,064 from sales at our one store open during the period from inception on March 23, 2019 through December 31, 2019, or an increase of $908,505. During January 2020, we opened two stores in Grove City, PA, an Independent Taco and Third Eye Pies, and a Third Eye Pies in Butler, PA in April 2020, all three responsible for the majority of the increase in sales during the 2020 year.

Operating Expenses

Operating expenses were $1,507,656 and $442,500 for the year ended December 31, 2020 and the period from inception on March 23, 2019 through December 31, 2019, respectively. The $1,065,156, or 241% increase is from all categories, as discussed in detail below, and are a result of the commencement of our operations of three additional stores during the year ended December 31, 2020.

Cost of sales were $508,950 and $67,883 for the year ended December 31, 2020 and the period from inception on March 23, 2019 through December 31, respectively, and consists of food, beverage and service supplies used in our four operating stores. The $441,067, or 650% increase is a result of the commencement of operations of three additional stores during the year ended December 31, 2020.

Facility expenses increased $94,081 to $128,496 in the year ended December 31, 2020 compared to $34,415 during the period from inception on March 23, 2019 through December 31, 2019. The increase is due to the entry into three additional leases for our four currently operating stores.

Compensation expense and general and administrative expenses increased by $328,785 and $99,233 in the year ended December 31, 2020 to $409,933 and $356,849, compared to $81,148 and $257,616 during the period from inception on March 23, 2019 through December 31, respectively. The increases are directly related to the operations and administrative expense requirements of the three new operating stores, one existing operating store and our one store under construction.

Depreciation and amortization expense was $103,428 in the year ended December 31, 2020, compared to $1,438 during the period from inception on March 23, 2019 through December 31, 2019, an increase of $101,990 due to commencement of operations of three new stores in in 2020.

We incurred total other expense of $42,493 during the year ended December 31, 2020, as compared to $7,233 during the period from inception on March 23, 2019 through December 31, 2019. The $35,260 increase is mainly due to a $71,194 increase in interest expense from loans and related party loans, partially offset by $35,000 in other income from the receipt of an Economic Injury and Disaster Loan Advance under the Coronavirus Aid, Relief and Economic Securities Act.

Loss from Operations

We incurred an operating loss of $469,087 during the year ended December 31, 2020 as compared to $312,436 during the period from inception on March 23, 2019 through December 31, 2019. The $156,651 increase is mainly due to the due to the increases in operating and administrative expenses, partially offset by increases in revenue as a result of the opening of three new stores in 2020, as discussed above.

Net Loss

Net loss totaled $512,494 and 319,669, for the year ended December 31, 2020 and the period from inception on March 23, 2019 through December 31, 2019, respectively. The increase in net loss is due to the $1,065,156 and $36,174 increases in operating expenses and other expenses, respectively, as partially offset by the $908,505 increase in revenues. Revenue and expenses increases are due to the commencement of operations of three new store locations during the 2020 as discussed above.

Liquidity

Current assets at December 31, 2020 totaled $51,208 and was composed of $20,786 in prepaid expenses and $30,422 in inventory, as compared to current assets of $13,971 consisting of cash of $2,165 and inventory of $11,806 at December 31, 2019. The increases are due to the commencement of operations of three store locations during 2020 resulting in more cash, prepaid and inventory account activity.

During the year ended December 31, 2020, our operating activities used net cash of $279,276 compared to $247,324 in the period from inception on March 23, 2019 through December 31, 2019. The increase of $31,952 in cash used in operations is mainly due to the $191,911 increase in net loss as discussed above, partially offset by a net decrease of $3,095 in assets, a $8,961 increase in net liabilities and a $147,903 increase in non-cash operating expenses.

Cash used in investing activities was $388,154 during the year ended December 31, 2020 and $253,476 in the period from inception on March 23, 2019 through December 31, 2019. Cash payments of $422,064 and $253,476 were made for furniture and equipment purchases during the year ended December 31, 2020 and the period from inception on March 23, 2019 through December 31, 2019, respectively. We received lease incentive payments from our landlord of $33,910 during the year ended December 31, 2020, there were no such incentive payments in the 2019 period.

Financing activities provided $665,265 and $502,965 in cash during the year ended December 31, 2020 and the period from inception on March 23, 2019 through December 31, 2019, respectively. During the year ended December 31, 2020, we received $319,851 in cash from common stock and paid $57,689 in common stock issuance costs, we had no such proceeds during the 2019 period. We received $366,488 in proceeds and repaid $76,915 in principal on notes payable to related parties, received $105,100 in proceeds from US government stimulus loans, and repaid $14,245 on notes payable during the year ended December 31, 2020. We had a cash overdraft of $22,675 at December 31, 2020, we had no such deficit in the 2019 period. We received $17,036 in proceeds on notes payable to related parties during the period from inception on March 23, 2019 through December 31, 2019. We had a temporary cash overdraft of $29,913 as of December 31, 2020.

The Company had a working capital deficit of $905,998 at December 31, 2020, as compared to $348,806 at December 31, 2019.

Item 3.	Financial Statements

FAST CASUAL CONCEPTS, INC.

BALANCE SHEETS

	December 31,
	2020	2019
ASSETS

Current Assets:
Cash	$—	$2,165
Prepaid expenses	20,786	—
Inventory	30,422	11,806
Total Current Assets	51,208	13,971

Other Non-Current Assets:
Property and equipment, net	833,559	514,923
Right of use asset – operating lease	439,231	452,538
Other assets	11,780	6,805
Total Assets	$1,335,778	$988,237

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Cash overdraft	$22,675	$—
Accounts payable and accrued expenses	179,377	111,325
Operating lease liabilities	97,238	75,614
Notes payable, current portion	19,926	18,363
Notes payable, related party, current portion	637,990	157,475
Total Current Liabilities	957,206	362,777

Long-Term Liabilities:
Operating lease liabilities	406,296	398,395
Notes payable, related parties (net of current portion)	330,031	429,694
Notes payable (net of current portion)	196,332	107,040
Total Liabilities	1,889,865	1,297,906

Stockholders' Deficit:
Common stock; $0.001 par value, 750,000,000 and 750,000,000 shares authorized and 103,248,500 and 10,000,000 shares issued and outstanding, respectively	103,249	10,000
Additional paid-in capital	173,913	—
Accumulated deficit	(831,249)	(319,669)
Total stockholders’ deficit	(554,087)	(309,669)

Total Liabilities and Stockholders' Deficit	$1,335,778	$988,237

FAST CASUAL CONCEPTS, INC.

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2020	For the Period from Inception on March 23, 2019 Through December 31, 2019

REVENUES
Food and beverage sales	$1,038,569	$130,064
Total Revenues	1,038,569	130,064

COSTS AND EXPENSES
Cost of sales	508,950	67,883
Facility expenses	128,496	34,415
Compensation expense	409,933	81,148
General and administrative	356,849	257,616
Depreciation and amortization	103,428	1,438
Total Costs and Expenses	1,507,656	442,500

Loss From Operations	(469,087)	(312,436)

OTHER INCOME (EXPENSES)
CARES Act grant	35,000	—
Other income	914	—
Interest expense, net	(78,407)	(7,233)
Total Other Expense	(42,493)	(7,233)

Loss before income taxes	(511,580)	(319,669)
Provision for income taxes	—	—
Net loss	$(511,580)	$(319,669)

Basic loss per common share	$(0.01)	$(0.01)

Basic weighted average common shares outstanding	100,526,236	44,876,325

FAST CASUAL CONCEPTS, INC.

STATEMENTS OF STOCKHOLDERS' DEFICIT

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance, Inception March 23, 2019	—	$—	$—	$—	$—

Common stock issued to founders	100,000,000	100,000	(90,000)	—	10,000

Net loss for the period ended December 31, 2019	—	—	—	(319,669)	(319,669)

Balance, December 31, 2019	100,000,000	$100,000	$(90,000)	$(319,669)	$(309,669)

Common stock issued for services	50,000	50	4,950	—	5,000

Common stock issued for cash, net of issuance costs	3,198,500	3,199	258,963	—	262,162

Net loss for the year ended December 31, 2020	—	—	—	(511,580)	(511,580)

Balance, December 31, 2020	103,248,500	$103,249	$173,913	$(831,249)	$(554,087)

FAST CASUAL CONCEPTS, INC.

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2020	For the Period from Inception on March 23, 2019 Through December 31, 2019

Cash Flows From Operating Activities:
Net loss	$(511,580)	$(319,669)
Adjustments to reconcile net loss to net cash (used) provided by operating activities:
Depreciation and amortization expense	103,428	1,438
Amortization of leased assets	82,406	31,493
Common stock issued for services	5,000	10,000
Changes in operating assets and liabilities:
Increase in inventory	(18,616)	(11,806)
Decrease (increase) in leased assets	18,061	(10,800)
Increase in other assets	(25,761)	(6,805)
Increase in accounts payable and accrued expenses	165,689	58,047
(Increase) decrease in lease liabilities	(97,903)	778
Net cash used in operating activities	(279,276)	(247,324)

Cash Flows From Investing Activities:
Cash received for leasehold concessions	33,910	—
Purchase of property and equipment	(422,064)	(253,476)
Net cash used in investing activities	(388,154)	(253,476)

Cash Flows From Financing Activities:
Cash overdraft	22,675	—
Common stock issued for cash	319,851	—
Cash paid for stock issuance costs	(57,689)	—
Proceeds from the issuance of notes payable, related party	366,488	509,249
Proceeds from stimulus loans	105,100	—
Payments on notes payable, related party	(76,915)	(1,890)
Payments on note payable	(14,245)	(4,394)
Net cash provided by financing activities	665,265	502,965

Net change in cash	(2,165)	2,165
Cash, beginning of period	2,165	—

Cash, end of period	$—	$2,165

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$7,419	$7,233
Cash paid for taxes	$—	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Right of use assets acquired through operating lease	$127,428	$473,230
Property and equipment acquired with note payable, notes payable, related party, or accounts payable	$—	$262,885
Notes payable issued for accounts payable	$30,130	$24,222
Accrued interest converted into term notes	$61,149	$—
Notes payable converted into term notes	$902,436	$—

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of Fast Casual Concepts, Inc. (“Fast Casual”, or the “Company”). Fast Casual was originally incorporated on March 23, 2019, under the laws of the State of Pennsylvania (PA). On April 13, 2020, the Company re-domiciled in the state of Wyoming, increasing its authorized number common shares available to be issued to 750,000,000 and effectuating a 10-for-1 forward-split of its common stock.

Fast Casual was incorporated to develop, build, operate and franchise casual eating establishments under brand names such as Holy Cow, Independent Taco and Third Eye Pies. Fast Casual has four open stores, the Holy Cow, in Slippery Rock, PA, the Third Eye Pies in Butler, PA and an Independent Taco and a Third Eye Pies both in Mercer, PA. Additionally, the Company currently has one store under construction, a Third Eye Pies in Washington.

Basis of Presentation

The Financial Statements and related disclosures have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles (“GAAP”) of the United States. Fast Casual has elected a calendar year-end. On April 13, 2020, the Company effectuated a 10-for-1 forward-split of its common stock. All share and earnings per share information have been retroactively adjusted to reflect the stock split and the incremental par value of the newly issued shares was recorded with the offset to additional paid-in capital.

Cash Equivalents

Fast Casual considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition Policy

Fast Casual recognizes revenue in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied.

Food and beverage sales, as presented in our statement of operations, represents food and beverage product sold and is presented net of discounts, coupons, employee meals and complimentary meals. Revenue from restaurant sales is recognized when food and beverage products are sold and product is delivered to the customer. Revenue is presented net of sales tax. Sales taxes collected from customers are included in other accrued expenses on our balance sheets until the taxes are remitted to governmental authorities.

Food and Beverage Costs

Food and beverage costs include inventory costs of purchased food and beverages for resale. Vendor allowances received in connection with the purchase of a vendor’s products are recognized as a reduction of the related food and beverage costs as earned.

Inventory

Inventories consist of food, beverage and related serving supplies and are carried at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method.

Leases

Operating leases consist of restaurant locations and generally have remaining terms of 5 - 10 years and most include options to extend the leases for additional 5-year periods. Generally, the lease term is the minimum of the noncancelable period of the lease or the lease term inclusive of reasonably certain renewal periods. If the estimate of our reasonably certain lease term were changed, our depreciation and rent expense could differ materially.

Operating lease assets and liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating lease assets represent our right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. To determine the present value of lease payments not yet paid, we estimate incremental borrowing rates corresponding to the reasonably certain lease term. If the estimate of our incremental borrowing rate were changed, our operating lease assets and liabilities could differ materially.

Pre-Opening Expenses

Non-capital expenditures associated with opening new restaurants are expensed as incurred.

Advertising

Production costs of commercials are expensed in the fiscal period the advertising is first aired while the costs of programming and other advertising, promotion and marketing programs are expensed as incurred. These costs are reported as part of general and administrative in statement of operations.

Stock-Based Compensation

Fast Casual records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are accounted for in accordance with FASB ASC 718, Stock Compensation and are measured and recognized based on the fair value of the equity instruments issued. All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for in accordance with FASB ASC 515, Equity-Based Payments to Non-Employees, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements (“ASC 820”) and ASC 825, Financial Instruments (“ASC 825”), require an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of cash, accounts payable and accrued liabilities approximate fair value. Pursuant to ASC 820 and 825, the fair value of cash is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

New Accounting Pronouncements

Fast Casual has implemented all new accounting pronouncements that are in effect and that may impact its financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”. ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity by removing the separation models for convertible debt with cash conversion and beneficial conversion features by requiring entities not to separately present in equity an embedded conversion feature in such debt and instead will account for a convertible debt instrument and convertible preferred stock as a single unit of account unless a convertible instrument contains features that require bifurcation as a derivative under ASC 815 or was issued at a substantial premium. The ASU is effective for the Company for fiscal years beginning after December 15, 2023 but may be early adopted for fiscal years beginning after December 15, 2020. The Company is evaluating the effect that this update will have on its financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (ASC 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes certain disclosures, modifies certain disclosures and adds additional disclosures. ASU 2018-13 was effective for annual periods beginning after December 15, 2019. The Company’s adoption of ASU 2018-13 did not have a material effect on the Company’s financial statements and related disclosures.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, as part of its ongoing Simplification Initiative. ASU 2018-07 expands the scope of FASB Topic 718, Stock Compensation, to include nonemployee awards and generally aligning the accounting for nonemployee awards with the accounting for employee awards. ASU 2018-07 was effective for annual periods beginning after December 15, 2019. The Company’s adoption of ASU 2018-13 did not have a material effect on the Company’s financial statements and related disclosures.

Long Lived Assets

Periodically Fast Casual assesses potential impairment of its long-lived assets, which include property, equipment and acquired intangible assets, in accordance with the provisions of ASC Topic 360, Property, Plant and Equipment. Fast Casual recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying values. An impairment loss would be recognized in the amount by which the recorded value of the asset exceeds the fair value of the asset, measured by the quoted market price of an asset or an estimate based on the best information available in the circumstances. There were no such losses recognized during the year ended December 31, 2020 and from inception through December 31, 2019.

Basic and Diluted Loss Per Share

Fast Casual presents both basic and diluted earnings per share (EPS) on the face of the statements of operations. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instrument, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

The calculation of basic and diluted net loss per share are as follows:

	December 31, 2020	Period from Inception on March 23, 2019 through December 31, 2019
Basic Loss Per Share:
Numerator:
Net loss	$(511,580)	$(319,669)
Denominator:
Weighted-average common shares outstanding	100,526,236	44,876,325
Basic net loss per share	$(0.01)	$(0.01)

Income Taxes

Fast Casual files income tax returns in the U.S. federal jurisdiction, and the states of Pennsylvania and Wyoming. Fast Casual’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 2 - RELATED PARTY TRANSACTIONS

Notes Payable

On September 9, 2019, an entity owned and operated by an officer and director of Fast Casual entered into a note payable to memorialize their payment on behalf of the Company of leasehold improvements totaling $73,724. The note was unsecured, did not accrue interest and was paid in full during the year ended December 31, 2020.

On December 1, 2019, an entity owned and operated by an officer and director of Fast Casual entered into a note payable for cash funding of $100,000. The note was unsecured, accrued interest at the rate of 39.1% annually and was due in weekly payments of $2,360 until repaid in full during the year ended December 31, 2020.

On December 31, 2019, an entity owned and operated by an officer and director of Fast Casual entered into a note payable to memorialize repayment of cash funding and expenses paid on behalf of the Company totaling $335,574, due December 31, 2021. During the year ended December 31, 2020, the holder of the note advanced an additional $149,049 in principal and recognized $43,367 in accrued interest, or a total of $527,990. To memorialize the additional funding and accrued interest, on December 31, 2020, Fast Casual entered into a new unsecured note in the amount of $527,990, accruing interest at the rate of 0.8% monthly and due in full on December 31, 2021. The balance of the note was $527,990 and $335,574 at December 31, 2020 and 2019, respectively.

On December 31, 2019, an entity owned and operated by an officer and director of Fast Casual entered into a note payable to memorialize repayment of cash funding and expenses paid on behalf of the Company totaling $94,120, due December 31, 2021. During the year ended December 31, 2020, holders of the note advanced an additional $218,131 in principal and recognized $17,780 in accrued interest, or a total of $330,031. To memorialize the additional funding and accrued interest, on December 31, 2020, Fast Casual entered a new unsecured note in the amount of $330,031, accruing interest at the rate of 0.8% monthly and due in full on December 31, 2021. The balance of the note was $330,031 and $94,120 at December 31, 2020 and 2019, respectively.

On December 31, 2020, an entity owned and operated by an officer and director of Fast Casual entered into a note payable for cash funding of $110,000. The note is unsecured, does not accrue interest and is due in full on December 31, 2021.

Fast Casual’s notes payable to related parties consist of the following:

	December 31,
	2020	2019
Note payable, interest at 0.0% per annum, unsecured, due December 31, 2020	$—	$73,724
Note payable, interest at 39.1% per annum, unsecured, due weekly through October 2, 2020	—	83,751
Note payable, interest at 0.8% monthly, unsecured, due December 31, 2021	527,990	335,574
Note payable, interest at 0.8% monthly, unsecured, due December 31, 2022	330,031	94,120
Note payable, interest at 0.8% monthly, unsecured, due December 31, 2021	110,000	—
Total:	968,021	587,169
Less: current portion	(637,990)	(157,475)
Long-term debt, net	$330,031	$429,694

Lease

During April 2019, Fast Casual and an entity owned and operated by an officer and director of Fast Casual, entered into a ten-year lease for a restaurant space in Slippery Rock, PA, ending April 30, 2029. The base rent of the lease is $1,350 per month and Fast Casual is responsible for all operating expenses for the property throughout the term of the lease.

NOTE 3 - STOCKHOLDERS’ DEFICIT

On August 26, 2019, Fast Casual issued a total of 100,000,000 shares of common stock as founders’ shares for services valued at $10,000, or $0.0001 per share.

During October 2020, Fast Casual issued 50,000 shares of its common stock for services valued at $5,000, or $0.10 per share.

Between October and December 2020, Fast Casual issued 3,198,500 shares of its common stock for cash of $319,850, or $0.10 per share and paid $57,688 in stock issuance costs.

NOTE 4 - LEASES

Fast Casual leases restaurant space under leases having remaining lease terms of up to ten years. Fast Casual has included the initial lease term in the cases where there are options to extend as it has determined that it is not reasonably certain that Fast Casual would exercise those options. Leases are classified as either finance or operating at inception of the lease, with classification affecting the pattern of expense recognition in the statements of operations. Operating leases result in the recognition of right-of-use lease assets and lease liabilities on the balance sheet. Right-of-use lease assets represent the Fast Casual's right to use the leased asset for the lease term and lease liabilities represent the obligation to make lease payments. The liability is calculated as the present value of the remaining minimum rental payments for existing operating leases using either the rate implicit in the lease or, if none exists, Fast Casual's incremental borrowing rate of 6.99%.

During April 2019, Fast Casual and an entity owned and operated by an officer and director of Fast Casual, entered into a ten-year lease for a restaurant space in Slippery Rock, PA, ending April 30, 2029. The base rent of the lease is $1,350 per month and Fast Casual is responsible for all operating expenses for the property throughout the term of the lease.

During April 2019, Fast Casual entered into a lease for an Independent Taco restaurant space in Mercer, PA. The lease has an initial term of five years beginning on the date of the store opening, with an option to extend for another five years. The lease also provides Fast Casual access to the space prior to the lease term as well as tenant improvement allowances to complete the space prior to opening. As such, the lease was deemed to have commenced upon transfer of control of the space to Fast Casual on September 9, 2019 and the related leasehold improvement allowance was included in the fixed lease payments as a reduction when measuring the lease liability at that date.

During April 2019, Fast Casual entered into a lease for a Third Eye Pies restaurant space in Mercer, PA. The lease has an initial term of five years beginning on the date of the store opening, with an option to extend for another five years. The lease also provides Fast Casual access to the space prior to the lease term as well as tenant improvement allowances to complete the space prior to opening. As such, the lease was deemed to have commenced upon transfer of control of the space to Fast Casual on September 9, 2019 and the related leasehold improvement allowance was included in the fixed lease payments as a reduction when measuring the lease liability at that date.

During October 2020, due to the COVID-19 pandemic, Fast Casual was granted six month rent escalation freezes for the months of August 2020 through January 2021 on the two above mentioned Mercer, PA location leases. The rent concessions result in the total payments required by the modified contract being $8,478 less than total payments required by the original contract, which are being amortized ratably to facility expense over the remaining terms of the leases.

During September 2019, Fast Casual entered into a lease for a Third Eye Pies restaurant space in Butler, PA. The lease has an initial term of five years beginning on the date of the store opening, with an option to extend for another five years. The lease also provides Fast Casual access to the space prior to the lease term as well as tenant improvement allowances to complete the space prior to opening. As such, the lease was deemed to have commenced upon transfer of control of the space to Fast Casual in January 2020.

During May 2020, Fast Casual entered into a lease for a Third Eye Pies restaurant space in Washington, PA. The lease has an initial term of ten years beginning on the date of the store opening, with an option to extend for another five years. The lease also provides Fast Casual access to the space prior to the lease to complete the space prior to opening. As such, the lease will be deemed to have commenced upon transfer of control of the space to Fast Casual, which had not yet occurred as of December 31, 2020.

During the periods ended December 31, 2020 and 2019, Fast Casual recorded $127,428 and $473,230, respectively, in right-to-use lease assets and lease liabilities related to the above-described leases; and, $120,592 and $32,272 in rent expense from amortization of leased assets and interest on lease liabilities, respectively, including operating lease costs of $82,406 and $20,689, respectively.

The following table details the operating lease balances included in the accompanying balance sheets as of:

	December 31,
	2020	2019
Right of use asset – operating lease	$439,231	$452,538
Operating lease liabilities – current	$97,238	$75,614
Operating lease liabilities – long-term	$406,296	$398,395

The following table shows the weighted average lease term and weighted average discount rate for the right of use asset operating leases as of:

	December 31,
	2020	2019
Weighted average remaining lease term (years)	5.13	6.50
Weighted average discount rate	6.99%	6.99%

Maturities of the above lease liabilities are as follows at December 31, 2020:

2021	$130,362
2022	131,775
2023	131,775
2024	131,775
2025	19,690
Thereafter	54,000
Total lease payments	599,377
Less: interest	(95,843)
Total lease liabilities	503,534
Less: Current portion	(97,238)
Long-term lease liabilities	$406,296

NOTE 5 - NOTES PAYABLE

Equipment Financing

During October 2019, Fast Casual entered into a note payable for equipment totaling $129,797. The note is secured by the underlying equipment, bears interest at 6.99% per annum and is due in monthly installments of principal and interest through September 2025. The balance of the note was $111,158 and $125,402 as of December 31, 2020 and 2019, respectively.

Coronavirus Aid, Relief and Economic Security Act (“CARES Act”)

During April 2020, the Company received loan proceeds of $64,600 under the Paycheck Protection Program (“PPP”).  The PPP, established as part of the CARES Act, provides for loans to qualifying businesses to be used for eligible purposes, including payroll, benefits, rent and utilities. The PPP loan, if not forgiven, is to be repaid over two years at an annual interest rate of 1%, with a deferral of payments for the first six months. The PPP loan is eligible for forgiveness if utilized in accordance with the above requirements, subject to limitations. The balance of the PPP loan is $64,600 as of December 31, 2020 and was subsequently forgiven in January 2021 (see Note 7).

During June 2020, the Company received $35,000 as an Economic Injury Disaster Loan Advance (“EIDLA”) and $40,500 as an Economic Injury Disaster Loan (“EIDL”) under the CARES Act. The EIDL accrues interest at 3.75% per annum, monthly payments are deferred one year, then due over 30 years and proceeds must be utilized for working capital and normal operating expense and the Company intends to use the proceeds for purposes consistent with the EIDL. The EIDLA does not have to be repaid, as such, the Company recognized a gain on EIDLA of $35,000 during the year ended December 31, 2020 and is included in other income in the statement of operations. The balance of the EIDL was $40,500 at December 31, 2020.

A summary of the notes payable are as follows:

	December 31,
	2020	2019
Equipment financing, interest at 6.99% per annum, secured by equipment, due in monthly installments through September 2025	$111,158	$125,402
PPP Loan, interest at 1% per annum, due in monthly payments beginning 2021, subsequently forgiven	64,600	—
EIDL, interest at 3.75% per annum, due in monthly payments beginning 2021	40,500	—
Total:	216,258
Less: current portion	(19,926)	(18,362)
Long-term debt, net	$196,332	$107,040

Maturities of the above notes payable, excluding the subsequently forgiven PPP loan, are as follows at December 31, 2020:

2021	$19,926
2022	21,639
2023	23,170
2024	24,811
2025	25,976
Thereafter	36,136
Total	$151,658

NOTE 6 - INCOME TAXES

Net deferred tax assets consist of the following components:

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carry forward	$173,444	$67,118
Valuation allowance	(173,444)	(67,118)
Net deferred tax asset	$—	$—

The federal income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 21% to pretax income from continuing operations due to the following:

	December 31,
	2020	2019
Pre-tax book income (loss)	$(107,431)	$(67,130)
Stock for services	1,050	—
Meals and entertainment	57	12
Net operating loss carry forward	173,444	67,118
Valuation allowance	(67,120)	—
Federal Income Tax	$—	$—

Fast Casual has net operating losses of approximately $825,923 that expire 20 years from when incurred. Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years. In accordance with the statute of limitations for federal tax returns, the Company’s federal tax returns for the years 2020 and 2019 are subject to examination.

NOTE 7 - GOING CONCERN

Fast Casual's financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, Fast Casual has accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the Fast Casual's ability to continue as a going concern are as follows:

Fast Casual opened its first restaurant in 2019, opened two more in January 2020, one restaurant in December 2020 and plans to open a fifth restaurant by the end of 2021. Fast Casual has raised $319,851 during the year ended December 31, 2020 and is seeking to raise up to $1,000,000 total through private placements of its common stock. Funds received from the issuance of debt and equity is being used to expand brand identity through location expansion, identify new revenue sources and upgrade internal reporting systems to assist in identifying cost reduction opportunities to achieve profitability.  The continuation of Fast Casual as a going concern is dependent upon its ability to generate profitable operations that produce positive cash flows.  If Fast Casual is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that Fast Casual will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan.  The ability of Fast Casual to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 8 - SUBSEQUENT EVENTS

During January 2021, the Company received notice of full forgiveness of its $64,600 April 2020 PPP loan as discussed above in Note 5.

During February 2021, the Company terminated its lease for a Third Eye Pies restaurant space in Washington, PA in exchange for a termination payment of $84,600 and entered into a new lease for space in Washington, PA. The lease has an initial monthly payment of $7,287, including insurance and taxes, and a term of ten years beginning on the date of the store opening, with an option to extend for another five years. The lease also provides Fast Casual a $25,720 tenant improvement allowance and access to the space prior to the lease to complete the space prior to opening. As such, the lease will be deemed to have commenced upon transfer of control of the space to Fast Casual.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 28, 2021.

FAST CASUAL CONCEPT INC

By:	/s/ George Athanasiadis
Name:	George Athanasiadis
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on May 28, 2021.

/s/ George Athanasiadis
Name: George Athanasiadis
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Tim Seivers
Name: Tim Seivers
Chief Operating Officer